
March 9, 2009

Mr. Thomas G. Ryman
Chief Financial Officer
JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854

> **Re:** **JayHawk Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 13, 2009**
> **Response Letter dated July 29, 2008**
> **Response Letter dated November 7, 2008**
> **File No. 000-53311**

Dear Mr. Ryman:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Management Discussion and Analysis, page 8

1. Please expand your disclosure under this heading and in your financial statements to explain that according to SEC reporting requirements, operations of the Candak property prior to your acquisition in January 2008 are deemed to be predecessor operations; and that you are therefore required to include financial statements of these operations for periods prior to your acquisition in your periodic report, specifically for activities from October 1, 2006 through September 30, 2007 and from October 1 2007 through January 16, 2008, the date of the acquisition. Please also disclose the reasons that you are not providing these financial statements in your periodic reports, and explain the implications of this on your financing alternatives, and your inability to complete a registration with the SEC prior to having historical financial information for the requisite period subsequent

Mr. Ryman
JayHawk Energy, Inc.
March 9, 2009
Page 2

to the acquisition. We understand that you have been unable to obtain such
financial statements from JED Oil (USA) Inc.

Note 6 – Proved and Developed Oil and Gas Properties, page 24

2.   Given your disclosure on page 9, indicating that a significant portion of your
        revenues during fiscal year 2008 were from sales of oil and natural gas, it appears
        that you will need to disclose (in the notes to your financial statements) the
        additional supplementary information specified in paragraphs 10 through 34 of
        SFAS 69.

Controls and Procedures, page 32

3.   We note your disclosure indicating that management evaluated the effectiveness
        of your disclosure controls and procedures and concluded that these procedures
        are "designed at such a level as to provide reasonable assurance…." Please
        expand your disclosure to clarify whether management concluded that your
        disclosure controls and procedures were effective or not effective to comply with
        Item 307 of Regulation S-B.

4.   We note that you have not complied with Rule 13a-15(c) of Regulation 13A,
        which requires an evaluation of your internal control over financial reporting as of
        September 30, 2008. Since you filed an annual report for the prior fiscal year, it
        appears you are required to report on this assessment of internal control over
        financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

> ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).
>
> Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.
>
> http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   Please expand your disclosure to clarify whether there were any changes in your internal controls over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting to comply with Item 308(c) of Regulation S-B.

6.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B, pertaining to internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Control and Procedures, page 13

7.   Your disclosure explaining that there have been no *significant* changes in your internal controls over financial reporting *subsequent to the date of the evaluation* does not comply with Item 308(c) of Regulation S-K. This guidance requires that you disclose *any change* in your internal control over financial reporting that occurred *during the last fiscal quarter* (rather than subsequent to the date of the evaluation) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modify your disclosure accordingly.

8.   You will need to address the following additional points of non-compliance with Item 601(b)(31) of Regulation S-K, regarding the certifications in Exhibit 31 from Mr. Gorrill and Mr. Ryman:

- the introductory language concerning internal control over financial reporting, required in paragraph 4, is missing; and

- the representation about the design of your internal control over financial reporting, required in paragraph 4(b), is missing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief